August 16, 2005

By Facsimile and U.S. Mail

Christopher K. Davis
Everest Properties II, LLC
199 S. Los Robles Ave., Suite 200
Pasadena, CA 91101

	Re:	American Republic Realty Fund I
		Schedule TO-T, Amendment No. 4
      Filed August 10, 2005 by Everest Properties II, LLC

Dear Mr. Davis:

	We have the following comment on the above-referenced filing:
1. We note your response to comment 2 and the amended offer to purchase, which indicates that the bidder now seeks to acquire
100%
of the outstanding limited partnership units. As the bidder and its affiliate currently hold 24% of the outstanding limited partnership units, please provide us your detailed analysis regarding why you are not an affiliate of American Republic Realty Fund I, and therefore engaged in a Rule 13e-3 transaction.

*  *  *

      Please respond to this comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with the comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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Christopher K. Davis
August 9, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE